Exhibit 21.1

Subsidiaries of New Semantix

The following list of subsidiaries applies after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation
[Newco]	Cayman Islands
Alpha Merger Sub II Company	Cayman Islands
Semantix Tecnologia em Sistema de Informação S.A.	Brazil
Semantix Participações S.A.	Brazil
Semantix Colômbia S.A.S.	Colombia
Semantix México, S. de R.L. de C.V.	Mexico
Semantix Corp.	South Dakota
LinkAPI Tecnologia S.A.	Brazil
Tradimus S.A.	Brazil
Semantix Gestão Financeira Ltda.	Brazil